Change in the Largest Shareholder of Shinhan Financial Group

On October 10, 2011, Shinhan Financial Group reported that, as of September 30, 2011, its largest shareholder changed from BNP Paribas S.A. (which held 30,106,276 shares, representing a 6.35% equity stake, as of October 10, 2011) to Korea’s National Pension Service (which held 33,612,522 shares, representing a 7.09% equity stake, as of September 30, 2011).

The above report is based on a public disclosure made by the Korea’s National Pension Service on October 7, 2011, which stated that as of September 30, 2011, the Korea’s National Pension Service held 33,612,522 shares of Shinhan Financial Group’s common shares.